UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MGCC INVESTMENT STRATEGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

RACHEL (PIN) KANG
MYTOP INTERNATIONAL INC.
7918 JONES BRANCH DRIVE, SUITE 600
MCLEAN, VIRGINIA 22102

Copies to:

LARRY G. FRANCESKI

FULBRIGHT & JAWORSKI L.L.P.

801 PENNSYLVANIA AVENUE, N.W.

WASHINGTON, DC 20004

(202) 662-4518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MyTop International Inc. 74-3092197

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Zhi Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 14,350,000(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 14,350,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,350,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.3%

14.	Type of Reporting Person (See Instructions) IN

(1) Represents shares of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc. that are owned directly by MyTop International Inc.  The Reporting Person is the holder of approximately 70% of the outstanding capital stock of MyTop International Inc.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock that may be beneficially owned by MyTop International Inc.

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ye Chen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,100,000(2)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,100,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2%

14.	Type of Reporting Person (See Instructions) IN

 (2) Represents shares of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc. that are owned directly by MyTop International Inc.  The Reporting Person is the holder of approximately 20% of the outstanding capital stock of MyTop International Inc.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock that may be beneficially owned by MyTop International Inc.

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rachel (Pin) Kang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,050,000(3)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 2,050,000(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,000(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

(3) Represents shares of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc. that are owned directly by MyTop International Inc.  The Reporting Person is the holder of approximately 10% of the outstanding capital stock of MyTop International Inc.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock that may be beneficially owned by MyTop International Inc.

Item 1.	Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of MGCC Investment Strategies, Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 7918 Jones Branch Drive, Suite 600, McLean, Virginia 22102.

Item 2.	Identity and Background
(a) - (c) AND (f) This statement is filed by MyTop International Inc., Zhi Li, Ye Chen and Rachel (Pin) Kang (collectively, the "Reporting Persons"). (4)

MyTop International Inc. (“MyTop International”) is a Virginia corporation and a development stage holding company.  The principal business address, which also serves as its principal office, is 7918 Jones Branch Drive, Suite 600, McLean, Virginia 22102.

Mr. Zhi Li is chairman of the board of directors, treasurer and the majority shareholder of MyTop International.  Mr. Li also serves as chairman of the board of directors of the Beijing MyTop Group (“MyTop Group”).  Mr. Li’s principal business addresses and principal offices are 7918 Jones Branch Drive, Suite 600, McLean, Virginia 22102 and 16th Floor, Tower A, e-Wing Center, No. 113 Zhichun Road, Haidian District, Beijing, China.  Mr. Li is a citizen of the People’s Republic of China.

Mr. Ye Chen is a director, secretary and a minority shareholder of MyTop International.  Mr. Chen also serves as vice-chairman of the board of directors of MyTop Group.  Mr. Chen’s principal business addresses and principal offices are 7918 Jones Branch Drive, Suite 600, McLean, Virginia 22102 and 16th Floor, Tower A, e-Wing Center, No. 113 Zhichun Road, Haidian District, Beijing, China.  Mr. Li is a citizen of the People’s Republic of China.

Ms. Rachel (Pin) Kang is a director, president and a minority shareholder of MyTop International.  Ms. Kang also serves as president and secretary of the Issuer.  Mr. Kang’s principal business address and principal office is 7918 Jones Branch Drive, Suite 600, McLean, Virginia 22102.  Ms. Kang is a citizen of the People’s Republic of China.

(d) – (e)  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 16, 2004 (the “Closing Date”), the Issuer, Raymond R. Cottrell (“Cottrell”) and MyTop International consummated the purchase and sale of 20,500,000 shares of common stock, par value $0.0001 per share of the Issuer (the “Common Stock”) pursuant to the Stock Purchase and Subscription Agreement (the “Stock Purchase Agreement”), dated as of March 4, 2004, by and among the Issuer, Cottrell, McKinley Greenfield Capital, Inc. (“McKinley”) and MyTop International.  At the Closing (as defined in the Stock Purchase Agreement), MyTop International purchased 500,000 shares of Common Stock from Cottrell and was issued 20,000,000 shares of Common Stock from the Issuer in

(4)  Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

consideration for a total amount of $271,000, including a consulting fee of $168,500 to McKinley, which total amount was from the working capital of MyTop International.  The consulting fee was paid to McKinley for services related to structuring the transactions contemplated by the Stock Purchase Agreement and taking actions as are necessary to ensure that the securities of the Issuer are quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in accordance with the rules and regulations of the OTCBB.

Item 4.	Purpose of Transaction

Pursuant to the Stock Purchase Agreement, MyTop International purchased 20,500,000 shares of Common Stock in the aggregate on the Closing Date pursuant to which it became the owner of 96% of the issued and outstanding capital stock of the Issuer.  Thereafter, MyTop International became a majority owner of the capital stock of the Issuer.

Pursuant to the Stock Purchase Agreement, effective upon the Closing, the Seller (as defined in the Stock Purchase Agreement) resigned as the sole director, president, treasurer and secretary of the Issuer.  Also, effective upon the Closing, Rachel (Pin) Kang was elected as the president and secretary of the Issuer.  The Issuer intends to hold a special meeting to elect one director to fill the vacancy created by the resignation of the Seller and to increase the size of the board of directors and nominate and elect two additional members of the board of directors of the Issuer to fill such new vacancies.

As a condition of the Stock Purchase Agreement, the Issuer increased its capital stock from 40,000,000 shares of Common Stock to 90,000,000 shares of Common Stock.

Except as set forth in this Statement (including the exhibits incorporated by reference herein), the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition and business prospects, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change its, his or her plans and intentions at any time, as it, he or she deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer shares of Common Stock in public or private transactions, and/or may take any other action that might result in any of the matters set forth in response to paragraphs (a) - (j) of Item 4.  Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act of 1933, as amended, or other applicable law.

Except as described in this Schedule 13D and except for arrangements between and among the Reporting Persons, none of the Reporting Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)           Based on Form 10-KSB of the Issuer for the period ended December 31, 2003 and the representations and warranties of Cottrell and the Issuer in the Stock Purchase Agreement, as of the Closing Date, there were 21,337,000 shares of Common Stock issued and outstanding.

As of the Closing Date, Mr. Li, Mr. Chen and Ms. Kang may be deemed to beneficially own an aggregate of 20,500,000 shares of Common Stock consisting of the 20,500,000 shares of Common Stock that may be deemed to be beneficially owned by MyTop International representing, in the aggregate, approximately 96% of the issued and outstanding shares of Common Stock.

Mr. Li, Mr. Chen and Ms. Kang disclaim beneficial ownership of the shares of Common Stock beneficially owned by MyTop International, except to the extent of their pecuniary interests therein.

As of the Closing Date, MyTop International may be deemed to beneficially own an aggregate of 20,500,000 shares of Common Stock representing approximately 96% of the issued and outstanding shares of Common Stock.

(b)           Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

(c) Except as set forth above, there have been no purchase or sale by any of the Reporting Persons of Common Stock during the last 60 days.

(d)           A third-party individual is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 3 and Item 4 of this Statement are incorporated into this Item 6 by reference in their entirety.  Other than the Stock Purchase Agreement and the related documents and transactions contemplated thereby and other understandings, as described in this Item and in Item 3 and Item 4 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described therein.

Item 7.	Material to Be Filed as Exhibits
99.1 Joint Filing Agreement, dated March 26, 2004.

99.2         Stock Purchase and Subscription Agreement by and among Raymond R. Cottrell and MGCC Investment Strategies, Inc. and McKinley Greenfield Capital, Inc. and MyTop International Inc. dated March 4, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2004

MYTOP INTERNATIONAL INC
By:	/s/ Rachel (Pin) Kang
President

By:	/s/ Zhi Li

By:	/s/ Ye Chen

By:	/s/ Rachel (Pin) Kang